FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 25, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN THE REPUBLIC OF ITALY, AUSTRALIA OR JAPAN (SEE "OFFER AND DISTRIBUTION RESTRICTIONS" BELOW).

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO THE HOLDERS OF THE SECURITIES (AS DEFINED BELOW) TO PURCHASE THE SECURITIES. THE TENDER OFFER (AS DEFINED BELOW) HAS NOT YET COMMENCED. THE TENDER OFFER WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED DOCUMENTS WHICH THE OFFERORS INTEND TO DISTRIBUTE AND FILE ON SCHEDULE TO WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") WHEN THE TENDER OFFER COMMENCES.  INVESTORS AND HOLDERS OF THE SECURITIES SHOULD CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.  THE DOCUMENTS MENTIONED ABOVE, AS WELL AS ANY UPDATES TO THEM OR OTHER DOCUMENTS FILED WITH THE SEC WILL BE AVAILABLE FOR FREE AT THE SEC'S WEBSITE, WWW.SEC.GOV.

March 25, 2010

THE ROYAL BANK OF SCOTLAND GROUP PLC AND NATIONAL WESTMINSTER BANK PUBLIC LIMITED COMPANY ANNOUNCE A PROPOSED LIABILITY MANAGEMENT EXERCISE

The Royal Bank of Scotland Group plc ("RBSG" and, together with its affiliates, the "Group") and National Westminster Bank Public Limited Company ("NatWest" and, together with RBSG, the "Offerors") intend to commence a tender offer (the "Tender Offer") for the outstanding securities of each series listed in the table at the end of this announcement (collectively, the "Securities") issued by RBSG, NatWest and certain of their affiliates. The Offerors intend to offer to purchase for cash at a purchase price set out in the table below, subject to certain terms and conditions, the outstanding Securities up to a certain amount (i.e., an aggregate liquidation preference/principal amount) to be published in due course.  In addition, each offer with respect to an individual series will be subject to a series cap to be published in due course.

The Offerors will accept valid tenders of Securities in accordance with a waterfall to be published on launch of the Tender Offer until either: (i) the Offerors have accepted all valid tenders of Securities pursuant to the Tender Offer; or (ii) the aggregate liquidation preference/principal amount of all Securities to be purchased by the Offerors equals an aggregate offer limit to be published on launch of the Tender Offer. Accordingly, holders of Securities listed in the table below should be fully aware that this announcement in no way reflects a firm commitment by the Offerors to purchase any of the Securities, in whole or in part, as any future offer will be subject to a waterfall and caps on acceptances, which could prevent the Offerors from accepting all validly tendered Securities. Securities that are not successfully tendered for purchase pursuant to the Tender Offer will remain outstanding.

The Tender Offer will be made on the terms and subject to the conditions set out in an Offer to Purchase and an accompanying Letter of Transmittal, which will be available at launch of the Tender Offer.  RBSG expects to announce the Tender Offer in early April and will seek shareholder approvals as required, at a general meeting of shareholders scheduled to take place on April 28, 2010 (the "GM").

The Tender Offer will be subject, among other things, to approval by the shareholders of RBSG of a resolution to approve repurchases of preference shares in the Tender Offer and to approval by NatWest's shareholders. It is expected that the resolution of the shareholders of RBSG will be voted on at the GM.

Further details in relation to the proposed Tender Offer will be published by RBSG in due course.  Any decision by holders of Securities to use the information contained in this announcement in the context of investment decisions ahead of any formal announcement of the commencement of any liability management transaction is done solely at the discretion of such holders and at their own risk.

Securities Subject to the Tender Offer (shown alpha-numerically by ISIN)

Securities Code	Issuer	Currency	Aggregate Face Amount Outstanding	Title of Securities	Tender Offer Consideration (as $ per Security Tendered or as a percentage of Face Amount Tendered)

ISIN: US6385398820 CUSIP: 638539882	NatWest	USD	$300,000,000	ADSs, Series C, representing 7.760% Non-cumulative Dollar Preference Shares, Series C, issued on April 8, 1997	$21.25 per Security
ISIN: US749274AA41 CUSIP: 749274AA4	RBS Capital Trust I	USD	$850,000,000	4.709% Non-cumulative Trust Preferred Securities issued on May 21, 2003	66% per face amount
ISIN: US74927FAA93 CUSIP: 74927FAA9	RBS Capital Trust IV	USD	$1,000,000,000	Floating Rate Non-cumulative Trust Preferred Securities issued on August 24, 2004 and September 27, 2004	52% per face amount
ISIN: US74927PAA75 CUSIP: 74927PAA7	RBS Capital Trust II	USD	$650,000,000	6.425% Non-cumulative Trust Preferred Securities issued on December 10, 2003	67% per face amount
ISIN: US74927QAA58 CUSIP: 74927QAA5	RBS Capital Trust III	USD	$950,000,000	5.512% Non-cumulative Trust Preferred Securities on August 24, 2004	66% per face amount
ISIN: US7800977131 CUSIP: 780097713	RBSG	USD	$1,600,000,000	ADSs, Series T, representing 7.250% Non-cumulative Dollar Preference Shares, Series T, issued on September 27, 2007	$14.75 per Security
ISIN: US7800977396 CUSIP: 780097739	RBSG	USD	$950,000,000	ADSs, Series S, representing 6.600% Non-cumulative Dollar Preference Shares, Series S, issued on June 28, 2007	$14.00 per Security
ISIN: US7800977479 CUSIP: 780097747	RBSG	USD	$650,000,000	ADSs, Series R, representing 6.125% Non-cumulative Dollar Preference Shares, Series R, issued on December 27, 2006	$14.00 per Security
ISIN: US7800977545 CUSIP: 780097754	RBSG	USD	$675,000,000	ADSs, Series Q, representing 6.750% Non-cumulative Dollar Preference Shares, Series Q, issued on May 25, 2006	$14.00 per Security
ISIN: US7800977628 CUSIP: 780097762	RBSG	USD	$550,000,000	ADSs, Series P, representing 6.250% Non-cumulative Dollar Preference Shares, Series P, on November 9, 2005	$14.00 per Security
ISIN: US7800977701 CUSIP: 780097770	RBSG	USD	$1,000,000,000	ADSs, Series N, representing 6.350% Non-cumulative Dollar Preference Shares, Series N, issued on May 19, 2005	$14.00 per Security
ISIN: US7800977883 CUSIP: 780097788	RBSG	USD	$850,000,000	ADSs, Series L, representing 5.750% Series L Category II Non-cumulative Dollar Preference Shares, issued on June 23, 2003	$16.25 per Security
ISIN: US7800977966 CUSIP: 780097796	RBSG	USD	$925,000,000	ADSs, Series M, representing 6.400% Non-cumulative Dollar Preference Shares, Series M, issued on August 26, 2004	$14.00 per Security
ISIN: US7800978048 CUSIP:780097804	RBSG	USD	$200,000,000	ADSs, Series F, representing 7.650% Non-cumulative Dollar Preference Shares, Series F, issued on March 26, 1997	$20.00 per Security
ISIN: US7800978790 CUSIP: 780097879	RBSG	USD	$300,000,000	ADSs, Series H, representing 7.250% Non-cumulative Dollar Preference Shares, Series H, issued on February 8, 1999	$19.25 per Security
ISIN: US780097AH44 CUSIP: 780097AH4	RBSG	USD	$761,746,000	7.648% Perpetual Regulatory tier One securities, Series 1 issued on August 20, 2001	86% per face amount
ISIN: US780097AS09 CUSIP: 780097AS0 and ISIN: XS0323865047 CUSIP: 032386504	RBSG	USD	$563,705,000	6.990% Fixed Rate/Floating Rate Preferred Capital Securities issued on October 4, 2007	74% per face amount
ISIN: US780097AU54 CUSIP: 780097AU5	RBSG	USD	$1,500,000,000	ADSs, Series U, representing 7.640% Non-cumulative Dollar Preference Shares, Series U, on October 4, 2007	66% per face amount

About RBSG

RBSG is the holding company of a large global banking and financial services group.  Headquartered in Edinburgh, RBSG operates in the United Kingdom, the United States and internationally through its two principal subsidiaries, RBS and NatWest.  Both RBS and NatWest are major UK clearing banks whose origins go back over 275 years.  In the United States, RBSG's subsidiary Citizens Financial Group Inc. is a large commercial banking organization.  RBSG has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers in over 50 countries.

Disclaimer

This announcement must be read in conjunction with the Offer to Purchase and accompanying Letter of Transmittal when those documents become available. The Offer to Purchase and accompanying Letter of Transmittal will contain important information about the Tender Offer which must be read carefully before any decision is made with respect to the Tender Offer described in this announcement.  The Offer to Purchase, the accompanying Letter of Transmittal, and related documents will be filed under Schedule TO with the SEC. Those documents, as well as, any updates to them or other documents filed with the SEC will be available for free at the SEC's website, www.sec.gov.

This announcement does not reflect a firm commitment by RBSG or NatWest to purchase any Securities. This announcement does not contain all material information required to make an informed assessment of the risks associated with the Tender Offer. The Tender Offer will be subject to the further restrictions and conditions as more fully set out in the Offer to Purchase and the accompanying Letter of Transmittal.

Offer and Distribution Restrictions

General

No offer to purchase any securities is being made pursuant to this announcement. Neither this announcement nor the Offer to Purchase and accompanying Letter of Transmittal constitutes or will constitute an offer to purchase in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities laws and tenders of Securities pursuant to the Tender Offer will not be accepted from holders thereof in any jurisdiction where such invitation or tender is unlawful.

The distribution of this announcement, the Offer to Purchase and the Letter of Transmittal in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Offer to Purchase and accompanying Letter of Transmittal comes are required to inform themselves about, and to observe, any such restrictions.

Italy

The Tender Offer will not be made, directly or indirectly, in the Republic of Italy. The Tender Offer and the Offer to Purchase and any other documents or materials relating to the Offer have not been and will not be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations. Accordingly, neither the Offer to Purchase, this announcement nor any other offering material relating to the Tender Offer or the Securities may be or will be distributed or made available in the Republic of Italy.

United Kingdom

The communication of this announcement, the Offer to Purchase, and any other documents or materials relating to the Tender Offer have not been and will not be made, and such documents and/or materials have not been and will not be approved, by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being and will not be distributed to, and must not be passed on to, the general public in the United Kingdom, and are only for circulation to persons outside the United Kingdom or to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order")) (and any persons who do not have professional experience in matters relating to investments should not rely on such documents and/or materials) or persons who are within Article 43 of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order.

Belgium

In Belgium, the Tender Offer will not be, directly or indirectly, made to, or for the account of, any person other than qualified investors within the meaning of Article 10 of the Law of June 16, 2006 on the public offering of securities and the admission of securities to trading on a regulated market, each acting on its own account, and the Tender Offer will therefore not constitute a public offer pursuant to Article 6, §3, 2° of the Law of April 1, 2007 on public takeover bids. This document, the Offer to Purchase and any other document relating to the Tender Offer has not been and will not be submitted to nor approved by the Belgian Banking, Finance and Insurance Commission (Commission Bancaire, Financière et des Assurances/Commissie voor het Bank-, Financie- en Assurantiewezen). Accordingly, the Tender Offer may not be advertised or made (either directly or indirectly) and this document and the Offer to Purchase may not be distributed or made available in Belgium other than to such qualified investors. Insofar as Belgium is concerned, this announcement has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Tender Offer. Accordingly, the information contained in this announcement may not be used for any other purpose or disclosed to any other person in Belgium.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 March 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat